Exhibit 99.1

Eros International Plc Reports Second Quarter Fiscal Year 2016 Results

Isle of Man, UK – November 17, 2015: Eros International Plc (NYSE: EROS) (“Eros” or “the Company”), a leading global company in the Indian film entertainment industry, today reported its quarterly financial results for the three and six months ended September 30, 2015.

Financial Highlights

Three Months Ended September 30, 2015

•	Revenues increased by 97.9% to $98.8 million, compared to $49.9 million in the prior year period.
•	Currency comparable revenues increased by 129.6%.
•	Adjusted EBITDA increased by 159.5% to $36 million, compared to $13.9 million in the prior year period.(1)
•	Net income increased by 154.7% to 11.0 million, compared to $4.3 million in the prior year period.

Six Months Ended September 30, 2015

•	Revenues increased by 56.2% to $148.8 million, compared to $95.3 million in the prior year period.
•	Currency comparable revenues increased by 81.5%.
•	Adjusted EBITDA increased by 116.7% to $47.6 million, compared to $22 million in the prior year period.(1)
•	Net income increased by 751.5% to $14.8 million, compared to $1.7 million in the prior year period.

(1)	A reconciliation of the non-GAAP financial measures discussed within this release to our IFRS net income is included at the end of this release. See also “Non-GAAP Financial Measures”.

Jyoti Deshpande, Eros’ Managing Director and Chief Executive Officer commented, "It gives me great pleasure to report our second quarter fiscal 2016 results which demonstrate that our business is strong. Fiscal year 2016 has been one of our best years yet in terms of film slate performance as Eros films currently hold three out of the top four box office positions in India. With revenues up by 97.9% to $98.8 million and Adjusted EBITDA up by 159.5% to $36 million in the three months ended September 30, 2015, we can safely say this has been a blockbuster quarter.

The foundations of our business are very strong. We are confident that our 3000 plus film library, our expansive global distribution network, our dominant market share position and last but not the least, our unique Eros Now OTT platform will continue to serve as meaningful growth drivers for our Company well into the future.

Our future slate for the remainder of the year and fiscal 2017 continues to be exciting and we believe that our strong balance sheet and improving cash flow from operations will help us to stay in line with our strategy. In the face of adversity, the unwavering support some of our shareholders have shown towards us is indeed overwhelming and for that we are thankful”.

Prem Parameswaran, Group Chief Financial Officer and President of North America also commented:

“While the Audit Committee review is ongoing, our results for the second quarter ended September 30, 2015 clearly show the strong growth in our revenues and profitability.  We remain well-funded with just $14.6 million negative free cash flow at the end of September 30, 2015 and we believe that we are on target to become free cash flow positive by the end of this fiscal year, as we have previously projected. Our goal is to increase working capital efficiencies by collecting overdue receivables with a receivables target of $150-$160 million by the end of fiscal 2016 while also not exceeding our target spend of $225 million on content. Our EBITDA margins have increased from 27.8% in the three months ended September 30, 2014 to 36.5% in the three months ended September 30, 2015 and we believe will maintain our growth momentum into the 2017 fiscal year".

Operational Highlights

•	Robust release of strong portfolio of films supported by healthy contribution from theatrical, overseas, satellite and other revenue streams. Theatrical revenues during the quarter were driven by worldwide releases such as ‘Bajrangi Bhaijaan’, ‘Srimanthudu’ (Telugu), ‘Welcome Back’, ‘Hero’, ‘Life of Josutty’(Malayalam) and other regional language releases.

•	Bajrangi Bhaijaan released in the quarter ended September 30, 2015 crossed $77 million worldwide, smashing multiple records and Welcome Back grossed $20 million box office worldwide. 8 out of the top 15 films in CY 2015 as of September 30, 2015 are Eros films including Top 2 films.

•	The Company released a total of 20 films in the three months ended September 30, 2015, of which three were high budget films (two Hindi and one Telugu), three were medium budget films and the rest were low budget films.

•	Trinity Pictures, the Company’s exclusive franchise studio division is developing five big universes, characters within those universes and stories based around those characters. Three of those Universes are Kids and Teens, Action and Adventure and Gods and Kings which have films under development including a couple of scripts specifically tailor-made for Indo-China co-productions. The Company hopes to produce and release at least 3-4 films under the Trinity label in fiscal 2017.

•	The Company shared detailed milestones for Eros Now, its OTT platform, at the Company’s maiden investor day on October 13, 2015. The Company’s new pricing in India and internationally is now live, as are many new product features. Eros Now’s flagship feature, offline viewing, will be live before the end of this calendar year and with its Eros Now originals slated to launch in January 2016, the Company will continue to build marketing momentum.

•	The Company’s third quarter has an exciting release of the much anticipated magnum opus of Sanjay Leela Bhansali‘Bajirao Mastani’ which is a Christmas release and the remainder of the fiscal year has a string of high profile movies that include the Tamil film, Suriya’s ‘24’; Telugu films, ‘Dictator’ and Pawan Kalyan’s ‘Sardar Gabbar Singh’ and the much travelled film festival favorite, ‘Aligarh’. We have also picked up momentum in the regional markets with releases lined up in Punjabi, Marathi, Bengali and Malayalam.

•	The Company’s slate visibility is a key strategy, and upcoming tentative releases for fiscal 2017 include:

Film Name	Star Cast/(Director)
Housefull 3	Akshay Kumar, Abhishekh Bachchan, Rietesh Deshmukh (Sajid-Farhad)
Dishoom	Varun Dhawan, John Abraham, Jacqueline Fernandez (Rohit Dhawan)
Shivay	Ajay Devgn (Ajay Devgn)
Singham - 3 (Tamil)	Suriya, Anushka Shetty, Shruti Haasan (Hari)
Banjo	Riteish Deshmukh, NargisFakhri (Ravi Jadhav)
Raabta	Sushant Singh Rajput (Dinesh Vijayan and Homi Adajania)
Chaar Sahib Zaade 2 (Punjabi)	Sequel to the Chaar Sahib Zade, 3D animation (Harry Baweja)
Guru Tegh Bhadur (Punjabi)	3D Animation (Harry Baweja)
Baar Baar Dekho	Siddharth Malhotra, Katrina Kaif (Nitya Mehra)
Rock on 2	Farhan Akhtar, Arjun Rampal, Shraddha Kapoor (Farhan Akhtar)
Reunion	Various artistes (Sujoy Gosh)
Farzi	(Raj Nidimoru and Krishna D.K.)
Bhavesh Joshi	Harshvardhan Kapoor (Vikramaditya Motwane)
AK Vs SK	Shahid Kapoor (Vikramaditya Motwane)
Happy Bhaag Jayegi	Abhay Deol, Diana Penty, Ali Fazal (Mudassar Aziz)
Untitled	(Anand Rai)
Untitled	(Sanjay Leela Bhansali)
Untitled	(Kabir Khan)

The list of films set forth in the table above is not a complete list of all the films in our forthcoming slate.

Financial Highlights:

We are a leading global company in the Indian film entertainment industry, and we co-produce, acquire and distribute Indian language films in multiple formats worldwide. Our success is built on the relationships we have cultivated over the past 30 years with leading talent, production companies, exhibitors and other key participants in our industry.

	Three Months Ended September 30,			Six Months Ended September 30,
(dollars in thousands)	2015	2014	% change	2015	2014	% change
Revenue	$ 98,791	$ 49,915	97.9	$ 148,834	$ 95,277	56.2

Gross Profit	45,216	20,410	121.5	62,303	32,548	91.4

Operating profit	26,152	8,475	208.6	30,282	10,647	184.4

Adjusted EBITDA(1)	36,038	13,888	159.5	47,588	21,956	116.7

(1)	A reconciliation of the non-GAAP financial measures discussed within this release to our IFRS net income is included at the end of this release. See also “Non-GAAP Financial Measures”.

Constant comparable revenue for the three and six months ended September 30, 2014 is $43.9 million and $83.1 million respectively, based on the average rate of exchange for the three months ended September 30, 2015 and six months ended September 30, 2015, respectively. In the three and six months ended September 30, 2015, the average rate of exchange used to convert Indian Rupee to U.S. dollars was INR 64.2 to US $1.00.

Financial Results for three months and six months ended September 30, 2015

Revenue

Revenue increased by 97.9% to $98.8 million in the three months ended September 30, 2015, compared to $49.9 million in the three months ended September 30, 2014. For the six months ended September 30, 2015, revenue increased by 56.2% to $148.8 million compared to $95.3 million in the six months ended September 30, 2014. Eros released 36 new films in the six months ended September 30, 2015, compared to 30 films in the six months ended September 30, 2014, which were comprised of the following:

	Three months ended
	June 30, 2015	September 30, 2015
High budget film releases	2	3
Medium budget film releases	3	3
Low budget film releases	11	14
Total new film releases	16	20

	Three months ended
	June 30, 2014	September 30, 2014
High budget film releases	1	1
Medium budget film releases	3	3
Low budget film releases	5	17
Total new film releases	9	21

The Company’s primary revenue streams are derived from three channels: theatrical, television syndication and digital and ancillary. For the three months ended September 30, 2015, the aggregate revenues from theatrical, television syndication and digital and ancillary were $61.0 million (61.7% of revenues), $23.2 million (23.5% of revenues) and $14.6million (14.8% of revenues), respectively, compared to $17.2 million (34.5% of revenues), $23.6 million (47.3% of revenues) and $9.1 million (18.2% of revenues), respectively, for the three months ended September 30, 2014.

For the six months ended September 30, 2015, the aggregate revenues from theatrical, television syndication and digital and ancillary were $94.7million (63.7% of revenues), $33.2 million (22.3% of revenues) and $20.9 million (14.0% of revenues), respectively, compared to $36.3 million (38.1% of revenues), $39.1 million (41.0% of revenues) and $19.9 million (20.9% of revenues), respectively, for the six months ended September 30, 2014.

The total revenue increase of 97.9% in the three months ended September 30, 2015 compared to September 30, 2014 reflects the mix of films released in each period as reflected in the table above. The increase in theatrical revenues in the three months ended September 30, 2015 reflects the strong box office performance of our three high budget films Bajrangi Bhaijaan (Hindi), Welcome Back (Hindi) and Srimanthudu (Telugu) as well as strong theatrical performance of our other films.

The total revenue increase of 56.2% in the six months ended September 30, 2015 from September 30, 2014 reflects the mix and total number of films released in each period as reflected in the table above. The substantial increase in theatrical revenues in the six months ended September 30, 2015 reflects the performance of our five high budget films: Hindi films Bajrangi Bhaijaan and Welcome Back, No.1 and No.4 respectively in the Indian box office for 2015, Tamil films Uttama Villian and Masssand Telugufilm Srimanthudu,which is the second highest grossing Telugu film. Following the strong theatrical performance of these films, television and digital and ancillary revenues along with catalog monetization also contributed towards the growth in revenues.

Revenue from India increased 139.1% to $61.4 million in the three months ended September 30, 2015, compared to $25.7 million in the three months ended September 30, 2014.The increase reflects the strong theatrical performance of the films released in the quarter in the Indian box office. In the six months ended September 30, 2015, revenue from India increased by 74.8% to $94.6 million, compared to $54.1million in the six months ended September 30, 2014.

Revenue from Europe increased 82.8% to $12.5 million in the three months ended September 30, 2015, compared to $6.8 million in the three months ended September 30, 2014. The increase reflects the strong theatrical performance of the films released in the quarter. In the six months ended September 30, 2015, revenue from Europe increased by 34.7% to $16.6 million, compared to $12.3 million in the six months ended September 30, 2014.

Revenue from North America increased 341.4% to $6.7 million in the three months ended September 30, 2015, compared to $1.5 million in the three months ended September 30, 2014. The increase in revenues reflects the strong theatrical performance of the films in North America. In the six months ended September 30, 2015, revenue from North America increased by 253.4% to $9.9 million, compared to $2.8 million in the six months ended September 30, 2014.

Revenue from the rest of the world increased 14.9% to $18.3 million in the three months ended September 30, 2015, compared to $15.9 million in the three months ended September 30, 2014. Theatrical revenues increased in rest of the world due to strong performance of our new release slate in those markets combined with catalogue monetization. In the six months ended September 30, 2015, revenue from the rest of the world increased by 6.6% to $27.8 million, compared to $26.1 million in the six months ended September 30, 2014.

Cost of sales

Cost of sales increased by 81.6% to $53.6 million in the three months ended September 30, 2015, compared to $29.5 million in the three months ended September 30, 2014, primarily due to an increase in amortization costs of $11.8 million from $24.2 million in the three months ended September 30, 2014 to $36.0 million for the three months ended September 30, 2015 due to a higher number of high budget films in the current quarter (3 films) as compared to the corresponding quarter (1film) last year. The increase in direct cost was also attributable to higher advertising and distribution costs as well as accrued overages to co-producers on account of our hit films.

Cost of sales increased by 37.9% to $86.5 million in the six months ended September 30, 2014, compared to $62.7 million, primarily due to an increase in amortization costs of $13.7 million from $50.7 million in the six months to September 30, 2014 to $64.6 million for the six months ended September 30, 2015. The increase in amortization cost is due to higher number of films (36 films) including high budget films (5 films) in the current six month period as compared to the corresponding period last year, where the number of films (30 films) including high budget films (2 films) were lower. The increase in direct costs was also attributable to higher advertising and distribution costs as well as accrued overages to co-producers on account of our hit films.

Gross profit

Gross profit was $45.2 million in the three months ended September 30, 2015, compared to $20.4 million in the three months ended September 30, 2014. The increase is primarily attributable to increased revenues in proportion to costs generated by the new release slate, as well as increase in revenue from catalog sales. As a percentage of revenues, our gross profit margin was 45.8% in the three months ended September 30, 2015, compared to 40.9% in the three months ended September 30, 2014.

Gross profit was $62.3 million in the six months ended September 30, 2015, compared to $32.5 million in the six months ended September 30, 2014. The increase is primarily attributable to increased revenues in proportion to costs generated by the new release slate, as well as increase in revenue from catalog sales. As a percentage of revenues, our gross profit margin was 41.9% in the six months ended September 30, 2015, compared to 34.2% in the six months ended September 30, 2014.

Income Taxes

The provisions for income taxes were $7.6 million and $3.1 million for the three months ended September 30, 2015 and 2014, respectively, and $9.9 million and $4.7 million for the six months ended September 30, 2015 and 2014, respectively. The increase in tax expense is due to a change in the Indian tax rate from 33.99% to 34.61% which created an additional tax charge in first quarter on re-measurement of opening deferred tax liability and higher tax expense on net profit earned during the three and six months period ended September 30 2015. Effective income tax rates were 24.1% and 25.1% for September 30, 2015 and 2014, respectively, excluding non-deductible share-based payment charges.

Adjusted EBITDA

Adjusted EBITDA increased by 159.5% to $36.0 million in the three months ended September 30, 2015, compared to $13.9 million in the three months ended September 30, 2014. In the six months ended September 30, 2015, Adjusted EBITDA increased by 116.7% to $47.6 million, compared to $22.0 million in the six months ended September 30, 2014.The increase reflects the strong performance of the Company’s new film release slate as well as catalog monetization across theatrical, television and digital platforms.

Content

Content investment comprises film and content rights of $497.3 million and content advances of $261.2 million as at September 30, 2015, compared to $479.0 million and $240.2 million, respectively, as at March 31, 2015.

Acquisition of subsidiary

On August 1, 2015, Eros' subsidiary Eros International Media Limited ("EIML") acquired 100% of the shares and voting interests in Universal Power Systems Private Limited ("Techzone"). This will enable the Group to utilize Techzone’s billing integration and distribution, which is in place across major telecom operators. With average transaction traffic of over 25 million monthly users over the past three years, we expect this acquisition to complement our existing Eros Now service.

Conference Call

Eros will host a conference call today at 8:30 a.m. ET. To access the call please dial 212-444-0481 from the United States, or +44 (0) 20 3478 5300 from outside the U.S. The conference call I.D. number is 3400497. Participants should dial in 5 to 10 minutes before the scheduled time.

A replay of the call can be accessed through November 24, 2015 by dialing (347)-366-9565 from the U.S., or +44 (0) 20 3427 0598 from outside the U.S. The conference call I.D. number is 3400497. The call will be available as a live webcast, which can be accessed at Eros’ Investor Relations website. A replay of the webcast recording will be available until November 17, 2016.

Non-GAAP Financial Measures

Net Income

The Company uses the term Net Income, as the International Financial Reporting Standards (“IFRS”) define the term as synonymous with profit for the period.

Adjusted EBITDA

In addition to the results prepared in accordance with IFRS provided in this release, the Company has presented Adjusted EBITDA. The Company uses “Adjusted Earnings before Interest, Tax, Depreciation and Amortization”(“Adjusted EBITDA”) along with other IFRS measures, to evaluate operating performance. Adjusted EBITDA is defined by the Company as net income before interest expense, income tax expense and depreciation and amortization (excluding amortization of capitalized film content and debt issuance costs), adjusted for impairments of available-for-sale financial assets, profit/loss on held for trading liabilities (including profit/loss on derivatives), share based payments and transaction costs relating to equity transactions.

Adjusted EBITDA, as used and defined by us, may not be comparable to similarly-titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. Adjusted EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. Adjusted EBITDA provides no information regarding a company’s capital structure, borrowings, interest costs, capital expenditures and working capital movement or tax position. However, our management team believes that Adjusted EBITDA is useful to an investor in evaluating our results of operations because this measure:

•	is widely used by investors to measure a company’s operating performance without regard to items excluded from the calculation of such term, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors;
•	helps investors to evaluate and compare the results of our operations from period to period by removing the effect of our capital structure from our operating structure; and
•	is used by our management team for various other purposes in presentations to our board of directors as a basis for strategic planning and forecasting.

See the supplemental financial schedules for a reconciliation of non-GAAP financial measures to IFRS measures.

Cautionary Statement Concerning Forward-Looking Statements

Some of the information presented in this press release and in related comments by Eros' management contains forward-looking statements. In some cases, these forward-looking statements are identified by terms and phrases such as “aim,” “anticipate,” “believe,” “feel,” “contemplate,” “intend,” “estimate,” “expect,” “continue,” “should,” “could,” “may,” “plan,” “project,” “predict,” “will,” “future,” “goal,” “objective,” and similar expressions and include references to assumptions and relate to Eros’ future prospects, developments and business strategies. Similarly, statements that describe Eros’ strategies, objectives, plans or goals are forward-looking statements and are based on information available to Eros as of the date of this press release. Forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated by the relevant statement. Such risks and uncertainties include a variety of factors, some of which are beyond Eros’ control, including but not limited to market conditions and economic conditions.

Information concerning these and other factors that could cause results to differ materially from those contained in the forward-looking statements is contained under the caption “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2015, filed with the U.S. Securities and Exchange Commission on July 8, 2015. Eros undertakes no obligation to revise the forward-looking statements included herein to reflect any future events or circumstances, except as required by law. Eros’ actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements.

Seasonality

The financial position and results of operations of Eros and its subsidiaries (together with Eros, the “Group”) for any period fluctuate due to film release schedules. Film Release schedules take account of holidays and festivals in India and elsewhere, competitor film releases and sporting events.

About Eros International, Plc

Eros International Plc (NYSE: EROS) is a leading global company in the Indian film entertainment industry that acquires, co-produces and distributes Indian films across all available formats such as cinema, television and digital new media. Eros International Plc became the first Indian media company to list on the New York Stock Exchange. Eros International has experience of over three decades in establishing a global platform for Indian cinema. The Company has an extensive and growing movie library comprising of over 2,300 films, which include Hindi, Tamil, and other regional language films for home entertainment distribution. For further information please visit: www.erosplc.com

Eros Now, the company’s on-demand entertainment portal accessible via internet-enabled devices, was launched in 2012 and includes a selection of hundreds of movies and thousands of music videos. We expect that Eros Now will eventually include the company’s full film library, as well as further third party content. For further information please visit: www.erosnow.com

Eros International Plc

Mark Carbeck

Chief Corporate & Strategy Officer
+44 (0)20 7258 9909
Email: mark.carbeck@erosintl.com

Media:

Sloane & Company
Whit Clay, 212-446-1875
Email: wclay@sloanepr.com

Michael Freitag / Becky McClain

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449

EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In thousands)

	As at September 30,	As at March 31,
	2015 (unaudited)	2015
ASSETS
Non-current assets
Property, plant and equipment	$9,878	$9,272
Goodwill	3,140	1,878
Intangible assets - trade name	14,000	14,000
Intangible assets - content	758,500	719,214
Intangible assets - others	4,440	2,204
Available-for-sale financial assets	30,147	29,917
Trade and other receivables	5,823	5,692

Tax Receivable	2,780	—
Restricted deposits held with banks	1,066	613
Deferred tax assets	321	151
Total Non-current assets	830,095	$782,941

Current assets
Inventories	$444	$475
Trade and other receivables	225,490	209,676
Current tax receivable	11	455
Cash and cash equivalents	150,453	153,664
Restricted deposits held with banks	1,364	2,322
Total current assets	$377,762	$366,592

Total assets	$1,207,857	$1,149,533

LIABILITIES
Current liabilities
Trade and other payables	$45,455	$29,453
Short-term borrowings	102,846	96,397
Current tax payable	7,532	2,631
Total current liabilities	$155,833	$128,481

Non-current liabilities
Long-term borrowings	$207,655	$218,273
Other long-term liabilities	362	354
Derivative financial instruments	20,368	19,284
Deferred tax liabilities	29,480	27,086
Total Non-current Liabilities	$257,865	$264,997

Total liabilities	$413,698	$393,478

EQUITY
Share capital	$31,037	$30,622
Share premium	357,406	345,385
Reserves	409,510	389,682
Other components of equity	(51,706)	(43,881)
JSOP reserve	(17,169)	(24,474)

Equity attributable to equity holders of Eros International Plc	$729,078	$697,334
Non-controlling interest	65,081	58,721

Total equity	$794,159	$756,055
Total liabilities and shareholders’ equity	$1,207,857	$1,149,533

EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited; in thousands, except per share amounts)

	Three Months Ended September 30,		Six Months Ended September 30,
	2015	2014	2015	2014
Revenue	$98,791	$49,915	$148,834	$95,277
Cost of sales	(53,575)	(29,505)	(86,531)	(62,729)
Gross profit	45,216	20,410	62,303	32,548
Administrative cost	(19,064)	(11,935)	(32,021)	(21,901)
Operating profit	26,152	8,475	30,282	10,647
Financing costs	(3,676)	(1,970)	(7,542)	(4,443)
Finance income	1,127	1,255	2,850	2,108
Net finance costs	(2,549)	(715)	(4,692)	(2,335)
Other losses	(5,016)	(288)	(940)	(1,887)
Profit before tax	18,587	7,472	24,650	6,425
Income tax expense	(7,572)	(3,148)	(9,868)	(4,689)
Profit for the period	$11,015	$4,324	$14,782	$1,736

Attributable to:
Equity holders of Eros International Plc	$7,611	$2,923	$7,826	$(936)
Non-controlling interest	3,404	1,401	6,956	2,672

Earnings per share(cents)
Basic earnings/(loss) per share	13.2	5.3	13.6	(1.8)
Diluted earnings/(loss) per share	12.3	5.2	12.7	(2.0)

EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Unaudited; in thousands)

	Three Months Ended September 30,		Six Months Ended September 30,
	2015	2014	2015	2014

Profit for the period	$11,015	$4,324	$14,782	$1,736

Other comprehensive loss:
Items that will be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations	(6,906)	(4,551)	(10,627)	(5,738)
Reclassification of the cash flow hedge to the statement of operations	201	201	402	402

Total other comprehensive loss for the period	$(6,705)	$(4,350)	$(10,225)	$(5,336)
Total comprehensive income/(loss) for the period net of tax	$4,310	$(26)	$4,557	$(3,600)

Attributable to:
Equity holders of Eros International Plc	$2,255	$89	$—	$(4,741)
Non-controlling interest	2,055	(115)	4,557	1,141

EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited, in thousands)

	Six Months Ended September 30,
	2015	2014
Cash flows from operating activities:
Profit/(loss) before tax	$24,650	$6,425
Adjustments for:
Depreciation	422	606
Share based payment	16,276	10,248
Amortization of intangible film and content rights	64,181	50,450
Amortization of other intangibles assets	464	247
Other non-cash items	1,002	2,198
Net finance costs	4,692	2,335
Gain on sale of property, plant and equipment	(2)	(3)
Movement in trade and other receivables	(13,916)	(18,004)
Movement in inventories	(31)	12
Movement in trade and other payables	7,032	(8,436)
Cash generated from operations	104,770	46,078
Interest paid	(12,299)	(4,029)
Income taxes paid	(1,242)	(3,078)
Net cash generated from operating activities	$91,229	$38,971

Cash flows from investing activities:
Advance given to an undertaking	—	(2,465)
Purchases of property, plant and equipment	(609)	(312)
Proceeds from disposal of property, plant and equipment	—	22
Proceeds from restricted deposits held with banks	371	—
Acquisition of cash and cash equivalent in a subsidiary	263	—
Purchase of available for sale Investments	(230)	—
Purchase of intangible film and content rights	(104,695)	(102,508)
Purchase of other intangible assets	(1,107)	—
Interest received	1,672	1,059
Net cash used in investing activities	$(104,335)	$(104,204)

Cash flows from financing activities:
Proceeds from issue of share capital	5,400	92,337
Proceeds from issue of shares by subsidiary	80	1,126
Proceeds from issue out of treasury shares	6,293	—
Proceeds in respect of prospective allotment of shares	—	10,000
(Repayment)/Proceeds from short term debt with maturity less than three months (net)	9,132	(15,689)
Proceeds from short term debt	33,714	11,301
Repayment of short term debt	(34,103)	—
Proceeds from long term borrowings	2,374	12,284
Repayment of long term borrowings	(12,703)	(14,099)
Net cash generated from financing activities	$10,187	$97,260

Net decrease in cash and cash equivalents	(2,919)	32,027
Effect of exchange rate changes on cash and cash equivalents	(292)	(811)
Cash and cash equivalents, beginning of period	153,664	145,449
Cash and cash equivalents, end of period	$150,453	$176,665

Supplemental financial Data

REVENUES

	Three months ended September 30,		Six months ended September 30,
	2015	2014	2015	2014
	(in thousands)
Revenue by region of domicile of customer's location
India	$61,250	$17,329	$94,076	$42,183
Europe	5,768	7,412	8,209	14,827
North America	6,660	4,750	10,187	6,292
Rest of the world	25,113	20,424	36,362	31,975
Total Revenue	$98,791	$49,915	$148,834	$95,277

	Three months ended September 30,		Six months ended September 30,
	2015	2014	2015	2014
	(in thousands)
Revenue by region of domicile of group’s operation
India	$61,381	$25,674	$94,558	$54,096
Europe	12,461	6,817	16,600	12,325
North America	6,660	1,509	9,895	2,800
Rest of the world	18,289	15,915	27,781	26,055
Total Revenue	$98,791	$49,915	$148,834	$95,277

RECEIVABLES

	As at
	September 30, 2015	March 31, 2015
	(in thousands)
Trade accounts receivables	211,467	198,066
Trade accounts receivables reserve	(118)	(250)
Trade accounts receivables net	$211,349	$197,816

Other receivables	7,775	8,581
Prepaid charges	6,366	3,279
Trade and other receivables	$225,490	$209,676

The age of financial assets that are past due but not impaired were as follows:

	As at
	September 30, 2015	March 31, 2015
	(in thousands)
Not more than three months	30,516	19,677
More than three months but not more than one year	34,140	11,726
More than one year	5,970	5,906
Trade accounts receivables net	$70,626	$37,309

Subsequent to September 30, 2015, the Company further collected $19.1 million of trade receivables

BORROWINGS

An analysis of long-term borrowings is shown in the table below.

			As at
	Nominal Interest Rate	Maturity	September 30, 2015	March 31, 2015
			(in thousands)
Asset backed borrowings
Term Loan	10.0% - 16.0%	2017-18	$267	$147
Term Loan	BPLR+1.8%	2016-17	8,901	12,032
Term Loan	BPLR+2.75%	2017-18	2,241	2,974
Term Loan	BPLR+2.85%	2019-20	9,118	10,808
Term Loan	BPLR+2.85%	2020-21	2,290	—
			$22,817	$25,961

Retail bond	6.5%	2021-22	$75,574	$74,228
Revolving facility	LIBOR +1.90% - 2.90% and Mandatory Cost	2016-17	132,500	141,250
Other borrowings	10.5%	2021-22	7,513	8,013
			$215,587	$223,491

Nominal value of borrowings			$238,404	$249,452
Cumulative effect of unamortized costs			(2,476)	(2,940)
Installments due within one year			(28,273)	(28,239)
Long-term borrowings — at amortized cost			$207,655	$218,273

Bank prime lending rate (“BPLR”) is the Indian equivalent to LIBOR. Asset backed borrowings are secured by fixed and floating charges over certain Group assets.

Analysis of short-term borrowings

		As at
	Nominal interest rate (%)	September 30, 2015	March 31, 2015
		(in thousands)
Asset backed borrowings
Export credit and overdraft	BPLR+1-3.5%	$9,243	$17,346
Export credit and overdraft	LIBOR+3.5%	27,404	25,144
Short term loan	2.0% - 3.0%	8,161	—
		$44,808	$42,490
Unsecured borrowings
Commercial paper	10.0% - 13.0%	29,765	25,668
Installments due within one year on long-term borrowings		28,273	28,239
Short-term borrowings - at amortized cost		$102,846	$96,397

ISSUED SHARE CAPITAL

	Number of Shares	GBP
		(in thousands)
Authorized
A ordinary shares of 30p each at September 30, 2015 and March 31, 2015	57,778,113	17,333
B ordinary shares of 30p each at September 30, 2015 and March 31, 2015	25,555,220	7,667

	Number of Shares		USD
Allotted, called up and fully paid	A Ordinary 30p Shares	B Ordinary 30p Shares	(in thousands)
As at March 31, 2014	23,519,340	25,555,220	26,322
Issue of shares on July 15, 2014	6,675,000	—	3,434
Issue of shares on July 23, 2014	112,445	—	58
Issue of shares on September 9, 2014	36,000	—	18
Issue of shares on November 24, 2014	331,551	—	156
Issue of shares on November 25, 2014	668,449	—	315
Issue of shares on December 1, 2014	487,500	—	246
Issue of shares on January 16, 2015	18,600	—	9
Issue of shares on March 10, 2015	133,603	—	64
As at March 31, 2015	31,982,488	25,555,220	30,622
Issue of shares on July 16,2015	300,000	—	138
Issue of shares on August 18, 2015	3,500	—	2
Shares awarded, yet to be issued	600,000	—	275
As at September 30, 2015	32,885,988	25,555,220	31,037

On June 9, 2015, the Board of Directors approved a grant of 580,000 ‘A’ ordinary shares to certain executive directors with a fair market value of $21.34 per share. Subject to continued employment, these awards with Nil exercise price, vest over a period of three years. On the same date,10,000 ‘A’ ordinary shares each were awarded to a non- executive director and a consultant with par value exercise price and a fair market value of $21.34 per share. Subject to continued employment, these awards vest on June 9, 2016.These shares are yet to be issued. As at September 30, 2015, none of the awards were forfeited

On June 25, 2015, the Company received $5,400,000 in respect of an issue of 300,000 ‘A’ ordinary shares at $18.00 per share to a non-executive director. These shares were subsequently issued on July 16, 2015.

On June 5, 2014, the Board of Directors approved a grant of 525,000 ‘A’ ordinary share awards to certain executive directors and members of senior management with a fair market value of $14.95 per share. These awards vest subject to certain share price conditions being met on or before May 31, 2015 and the employees remaining in service until May 31, 2015. All these awards have since vested. On August 18, 2015, 3,500 shares were issued on exercise of option by an employee.

SHARE BASED COMPENSATION PLANS

The compensation cost recognized with respect to all outstanding plans and by grant of shares, which are all equity settled instruments, is as follows:

	Three months ending September 30,		Six months ending September 30,
	2015	2014	2015	2014
	(in thousands)
IPO India Plan	$481	$49	$860	$98
JSOP Plan	599	359	889	862
Option award scheme 2012	544	—	1,101	—
2014 Share Plan	850	—	1,103	—
2015 Share Plan	275	—	433	—
Management scheme (staff share grant)	4,570	5,058	6,739	9,288
Other share option awards	2,063	—	5,151	—
	$9,382	$5,466	$16,276	$10,248

In its meeting dated June 9, 2015, the Board of Directors approved the following grants:

300,000 ‘A’ ordinary share awards to the Group CFO with a fair market value of $21.34 per share. Subject to continued employment, these awards with par value exercise price, vest annually from June 9, 2016 in three equal tranches.

580,000 ‘A’ ordinary share awards to certain executive directors with a fair market value of $21.34 per share. Subject to continued employment, these awards with Nil exercise price, vest over a period of three years. None of the awards were forfeited during the period.

10,000 'A' ordinary share awards to non-executive directors and a consultant each with a fair market value of $21.34 per share. Subject to continued term with the Company, these awards with par value exercise price, vest on June 9, 2016.

On September 4, 2015, the Company entered into an employment exit agreement with an employee pursuant to which the Board approved a grant of 20,000 ‘A’ ordinary share awards with Nil exercise price and a fair market value of $33.66 per share.

The charge for the aforementioned awards has been accrued under 'Other share option awards'.

In its meeting dated June 9, 2015, the Board of Directors approved the following grants:

500,000 'A' ordinary share options to a non-executive director with a fair market value of $8.44 per option. Subject to continued employment, these options with $18.00 exercise price, vest annually in five equal tranches from June 9, 2016. The charge for the grant has been accrued under 'Management scheme'.

300,000 'A' ordinary share options to the Group CFO with a fair market value of $6.90 per option. Subject to continued employment, these options with $18.30 exercise price, vest annually in three equal tranches from June 9, 2015.

300,000 'A' ordinary share options to a certain employee with a fair market value of at $7.00 per option. Subject to continued employment, these options with $18.50 exercise price, vest annually in three equal tranches from June 9, 2015.

The charge for the aforementioned grants has been accrued under '2014 Share Plan'.

Following grants were approved in its subsequent meetings as under:

On August 4, 2015, the Company’s Employee Benefit Trust entered into a Joint ownership deed (the “2015 JSOP deed”) with certain employees in respect of 380,000‘A’ ordinary shares. These options issued at a strike price of $24.00 and fair value of $15.66.Subject to continued employment and market conditions set out in the 2015 JSOP deed and vests in May 2017.

The vesting and service conditions of all other plans are consistent with the arrangements disclosed in the audited consolidated financial statements and related notes included within the Amended Annual Report on Form 20-F filed with SEC on August 20, 2015.

EARNINGS PER SHARE

	Three months ended September 30,				Six months ended September 30,
	2015		2014		2015		2014
	(in thousands, except number of shares and earnings per share)
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted
Earnings/(loss) attributable to the equity holders of the parent	$7,611	7,611	$2,923	2,923	$7,826	7,826	$(936)	(936)
Potential dilutive effect related to share based compensation scheme in subsidiary undertaking	—	(180)	—	(49)	—	(299)	—	(83)
Adjusted earnings/(loss) attributable to equity holders of the parent	$7,611	7,431	$2,923	2,874	$7,826	7,527	$(936)	(1,019)
Number of shares
Weighted average number of shares	57,839,364	57,839,364	54,855,355	54,855,355	57,535,047	57,535,047	51,948,580	51,948,580
Potential dilutive effect related to share based compensation scheme	—	2,426,773	—	541,111	—	1,672,854	—	—
Adjusted weighted average number of shares	57,839,364	60,266,137	54,855,355	55,396,466	57,535,047	59,207,901	51,948,580	51,948,580
Earnings per share
Earning attributable to the equity holders of the parent per share (cents)	13.2	12.3	5.3	5.2	13.6	12.7	(1.8)	(2.0)

The above table does not split the earnings per share separately for the ‘A’ ordinary 30p shares and the ‘B’ ordinary 30p shares as there is no variation in their entitlement to participate in undistributed earnings.

OTHER (LOSSES)/GAINS

	Three months ended September 30,		Six months ended September 30,
	2015	2014	2015	2014
	(in thousands)
Gains on disposal of property, plant and equipment	$2	$—	2	$3
Net foreign exchange (losses)/gains	(19)	(598)	142	205
Net (losses)/gains on held for trading financial liabilities	(4,999)	396	(1,084)	(2,009)
Transaction costs related to equity transactions	—	(86)	—	(86)
	$(5,016)	$(288)	$(940)	$(1,887)

The net (losses)/gains on held for trading financial liabilities in the three and six months ended September 30, 2015 and 2014, respectively, principally relate to derivative instruments not designated in a hedging relationship.

SIGNIFICANT NON-CASH EXPENSES

Significant non-cash expenses except loss on sale of assets, share based compensation, depreciation, derivative interest and amortization were as follows:

	Six months ended September 30,
	2015	2014
	(in thousands)
Net (gains)/losses on held for trading financial liabilities	$1,084	$2,009
Others	(82)	189
	$1,002	$2,198

NON-GAAP FINANCIAL MEASURES

Adjusted EBITDA

	Three months ended September 30,		Six months ended September 30,
	2015	2014	2015	2014
	(in millions)
Net income	$11,015	$4,324	$14,782	$1,736
Income tax expense	7,572	3,148	9,868	4,689
Net finance costs	2,549	715	4,692	2,335
Depreciation	243	364	422	606
Amortization(1)	278	181	464	247
Share based payments(2)	9,382	5,466	16,276	10,248
Net losses/(gains) on held for trading financial liabilities	4,999	(396)	1,084	2,009
Transaction costs related to equity transactions	—	86	—	86
Adjusted EBITDA	$36,038	$13,888	$47,588	$21,956

(1) Includes only amortization of intangible assets other than intangible content assets.

(2) Consists of compensation costs recognized with respect to all outstanding plans and all other equity settled instruments.